TUDOR SECURITIES, LLC

STATEMENT OF FINANICAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2018   AND ENDING   12/31/2018

                         MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tudor Securities, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 BRICKELL KEY DRIVE, SUITE 700
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Carlos Carreras   786-257-2764

                                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions Certified Public Accountants & Associates
(Name -- *if individual, state last, first, middle name*)

5489 Wiles Road Unit 303	Coconut Creek	FL	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Juan Carlos Carreras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Tudor Securities, LLC., as of 12/31/2018, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



Signature

CEO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Tudor Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor Securities, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement are the responsibility of Company's management. Our responsibility is to express an opinion on Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

Assurance Dimensions

Assurance Dimensions
We have served as Tudor Securities, LLC's auditor since 2018.
Coconut Creek, Florida
February 22, 2019

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205.6519
www.assurancedimensions.com

TUDOR SECURITIES, LLC

CONTENTS

Tudor Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

Assets		
Cash	$	379,903
Other assets		11,676
Total assets	$	391,579
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	7,600
Total liabilities		7,600
Members' equity		383,979
Total liabilities and members' equity	$	391,579

See accompanying notes to the financial statement.

1. Nature of business

Tudor Securities, LLC (the "Company") was formed as a Limited Liability Company in the State of Florida. The Company was approved as a registered broker-dealer effective February 15, 2018 under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Office Equipment

Office equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture	7 years	Straight-line
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with ASC 740-10, *Accounting for Uncertainty in Income Taxes,* the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's current year tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018. The Company expects to record a right of use asset of $25,885 and related lease liability of $ 25,885 upon adoption of this accounting standard update. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is continuing to monitor potential changes to this accounting pronouncement and will assess any necessary changes to the implementation process as the guidance is updated.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements (Topic 820): Disclosure Framework -- Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820. The ASU is effective for the Registrants for fiscal years beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company is currently assessing the impact of this standard on their Financial Statements.

The Company does not believe that the adoption of any other recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

4. Off-balance sheet risk and concentrations of credit risk

The Company maintains all of its cash balances at one financial institution. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such account.

5. Net capital requirement

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $372,303 which was approximately $367,303 in excess of its minimum requirement of $5,000.

6. Commitments and contingencies

The Company has one operating lease agreement for its headquarters. In December 2018 the lease was renewed for an additional two years ending March 2021. In addition to the base rent, the leases provide for the Company to pay operating expenses over base period amounts.

Future aggregate minimum lease payments are approximately as follows:

Year ending December 31,		
2019	$	12,291
2020		13,197
2021		3,363
	$	28,851

TUDOR SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENT
December 31, 2018

---

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2019, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.